Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

#82-34714

June 16, 2008

[redacted]

Office of International Corporate Finance
U.S. Securities and Exchange Commission
Mailstop 3628
100 F Street NW
Washington, DC 20549

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's news release issued June 16 and the accompanying Material Change Report Form 52-102F3.

Yours truly,

Sabine Goetz
Investor Relations
Imperial Metals Corporation
d: 604.488.2657
e: sabinegoetz@imperialmetals.com

Encl.

6/25

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, BC V6C 3B6

(the "Company" or "Imperial")

Item 2 Date of Material Change

June 16, 2008

Item 3 News Release

June 16, 2008 – Vancouver, British Columbia

A news release was issued through Marketwire June 16, 2008 and was electronically filed through SEDAR.

Item 4 Summary of Material Change

Imperial reports the Federal Court of Appeal has set aside the earlier decision by the Federal Court Trial Division, and reconfirmed the Federal environmental assessment of the Red Chris project, which concluded the project is unlikely to cause significant adverse environmental effects.

The application of MiningWatch Canada for judicial review of the Federal environmental assessment under the Canadian Environmental Assessment Act ("CEAA") was dismissed. Federal regulatory authorities are now authorized to issue regulatory approvals for the Red Chris project to proceed.

Item 5 Full Description of Material Change

Imperial reports the Federal Court of Appeal has set aside the earlier decision by the Federal Court Trial Division, and reconfirmed the Federal environmental assessment of the Red Chris project, which concluded the project is unlikely to cause significant adverse environmental effects.

The application of MiningWatch Canada for judicial review of the Federal environmental assessment under the Canadian Environmental Assessment Act ("CEAA") was dismissed. Federal regulatory authorities are now authorized to issue regulatory approvals for the Red Chris project to proceed.

Appeals had been filed by the Minister of Fisheries and Oceans, the Minister of Natural Resources, the Attorney General of Canada, and by Red Chris Development Company Ltd., a wholly owned subsidiary of Imperial Metals Corporation, in connection with the September 25, 2007 ruling of the Federal Court of Canada, which set aside the Federal screening report of bcMetals' Red Chris project issued in May 2006. At issue was the nature of the discretion of the responsible Federal authorities to scope a project under the CEAA.

The Red Chris project was subject to both Provincial and Federal environmental review. Based on the initial project description, Red Chris was first scoped for comprehensive study level review by the responsible Federal authorities. Following receipt by the responsible Federal authorities of additional project information, including the fact the project was undergoing a full Provincial environmental assessment, it was determined the Federal environmental assessment would proceed by way of a screening report. Accordingly, comprehensive environmental review of the Red Chris project was carried out by the Province under the B.C. Environmental Assessment Act, in full co-operation with the responsible Federal authorities. This was in keeping with efforts by Provincial and Federal environmental agencies and legislation aimed at harmonizing Federal and Provincial environmental review.

The Provincial review process covered the technical, environmental and socio-economic elements of the Red Chris project, and included consultation with the Tahltan First Nation and other local communities. Environmental assessment application documents were made available for public review at local libraries in Smithers, Terrace and Stewart, the government agent's office in Dease Lake, and band offices in Iskut and Telegraph Creek. Notices of the availability of these documents with the public comment period were advertised in the B.C. Gazette and local newspapers. The documents were also made available through the Provincial and Federal environmental assessment office websites. Open houses were conducted in Stewart, Iskut, Dease Lake and Telegraph Creek, the four communities closest to the Red Chris project.

In July 2005 the Provincial environmental assessment report concluded the Red Chris project was not likely to cause significant adverse environmental effects. The Red Chris project subsequently received a Provincial Environmental Certificate. In April 2006 the responsible Federal authorities issued their screening report, which also concluded the project was not likely to cause significant adverse environmental effects.

The appeal essentially involved matters of statutory interpretation. The Court concluded the responsible Federal authorities have discretion to define and redefine the scope of a project for the purposes of tracking an environmental assessment as a screening under section 18 of CEAA or as a comprehensive review under section 21 of CEAA.

The Federal Court of Appeal noted in its decision that the conclusions of the scoping decision by the responsible Federal authorities were not challenged. This decision of the Federal Court of Appeal may be subject to further appeal to the Supreme Court of Canada.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Andre Deepwell, Chief Financial Officer
Telephone 604.669.8959

Item 9 Date of Report

DATED at Vancouver, British Columbia, this 16th day of June, 2008.

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Reports the Federal Court of Appeal Reverses Lower Court Ruling on the Federal Environmental Assessment of the Red Chris Project

Vancouver, BC – June 16, 2008 – **Imperial Metals Corporation (TSX:III)** reports the Federal Court of Appeal has set aside the earlier decision by the Federal Court Trial Division, and reconfirmed the Federal environmental assessment of the Red Chris project, which concluded the project is unlikely to cause significant adverse environmental effects.

The application of MiningWatch Canada for judicial review of the Federal environmental assessment under the Canadian Environmental Assessment Act ("CEAA") was dismissed. Federal regulatory authorities are now authorized to issue regulatory approvals for the Red Chris project to proceed.

Appeals had been filed by the Minister of Fisheries and Oceans, the Minister of Natural Resources, the Attorney General of Canada, and by Red Chris Development Company Ltd., a wholly owned subsidiary of Imperial Metals Corporation, in connection with the September 25, 2007 ruling of the Federal Court of Canada, which set aside the Federal screening report of bcMetals' Red Chris project issued in May 2006. At issue was the nature of the discretion of the responsible Federal authorities to scope a project under the CEAA.

The Red Chris project was subject to both Provincial and Federal environmental review. Based on the initial project description, Red Chris was first scoped for comprehensive study level review by the responsible Federal authorities. Following receipt by the responsible Federal authorities of additional project information, including the fact the project was undergoing a full Provincial environmental assessment, it was determined the Federal environmental assessment would proceed by way of a screening report. Accordingly, comprehensive environmental review of the Red Chris project was carried out by the Province under the B.C. Environmental Assessment Act, in full co-operation with the responsible Federal authorities. This was in keeping with efforts by Provincial and Federal environmental agencies and legislation aimed at harmonizing Federal and Provincial environmental review.

The Provincial review process covered the technical, environmental and socio-economic elements of the Red Chris project, and included consultation with the Tahltan First Nation and other local communities. Environmental assessment application documents were made available for public review at local libraries in Smithers, Terrace and Stewart, the government agent's office in Dease Lake, and band offices in Iskut and Telegraph Creek. Notices of the availability of these documents with the public comment period were advertised in the B.C. Gazette and local newspapers. The documents were also made available through the Provincial and Federal environmental assessment office websites. Open houses were conducted in Stewart, Iskut, Dease Lake and Telegraph Creek, the four communities closest to the Red Chris project.

In July 2005 the Provincial environmental assessment report concluded the Red Chris project was not likely to cause significant adverse environmental effects. The Red Chris project subsequently received a Provincial Environmental Certificate. In April 2006 the responsible Federal authorities issued their screening report, which also concluded the project was not likely to cause significant adverse environmental effects.

The appeal essentially involved matters of statutory interpretation. The Court concluded the responsible Federal authorities have discretion to define and redefine the scope of a project for the purposes of tracking an environmental assessment as a screening under section 18 of CEAA or as a comprehensive review under section 21 of CEAA.

The Federal Court of Appeal noted in its decision that the conclusions of the scoping decision by the responsible Federal authorities were not challenged. This decision of the Federal Court of Appeal may be subject to further appeal to the Supreme Court of Canada.

Contact: Brian Kynoch, President 604.669.8959 or Sabine Goetz, Investor Relations 604.488.2657
// website: www.imperialmetals.com // email: info@imperialmetals.com

END